Exhibit 99.1

    Unofficial English Language Translation of Announcement Published in the
              Diario La Tercera in Santiago, Chile on March 1, 2006

     Corpbanca announces that at the Ordinary Shareholders' Meeting held on February 28, 2006, it was agreed to distribute a dividend per share of Ch$0.115977665564424, from an amount representing 50% of the net income for fiscal year 2005.

     The dividend will be paid to those shareholders of record listed in the Shareholders' Registry as of the record date of February 22, 2006, i.e., to those shareholders listed therein at least five days prior to the established date of payment of the dividend.

     Dividend payments will be available to those shareholders entitled to payment through Friday, March 10, 2006, at the offices of Corpbanca, located at Huerfanos 1072, Second Floor, in Santiago, or at the following regional branches:

     Valparaiso     Arturo Prat 737
     Chillan        Constitucion 550
     Concepcion     Bernardo O'Higgins 612
     Valdivia       Ramon Picarte 370
     Osorno         Manuel Antonio Matta 624

     Beginning on Monday, March 13, 2006, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Huerfanos 770, 22nd Floor, Santiago.


                                                         Chief Executive Officer
                                                         Santiago, February 2006